Exhibit 99.1

GCL’s 4Divinity Enters Strategic Distribution Partnership with Syngrid Technology

SINGAPORE – March 31, 2026 – GCL Global Holdings Ltd (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), has entered into a multi-million, multi-year agreement with Syngrid Technology HK Limited (“Syngrid”), an international strategic infrastructure engine for esports ecosystem development and pan-entertainment content.

Under the three-year agreement, 4Divinity will provide Syngrid with the rights to distribute game titles from its growing library, enabling customers to access and activate 4Divinity’s games through the games’ official websites or client platforms. These games will include key titles such as Showa American Story and The Defiant, when published.

“We are excited to formalize this strategic partnership as a key step in expanding 4Divinity’s global publishing footprint,” said Sebastian Toke, Group CEO of GCL. “By securing lawful distribution rights and agency agreements for our premium titles, we are strengthening our market presence and commercial reach in greater China. This collaboration will enhance our ability to deliver seamless, high-quality gaming experiences to players worldwide.”

The partnership outlines 4Divinity’s plan to publish at least four new games during the three-year term of the agreement. Subject to certain terms and conditions, Syngrid will receive exclusive distribution rights for up to seven games published by 4Divinity and provide 4Divinity dedicated distribution support.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at https://www.gclglobalholdings.com/

About 4Divinity

4Divinity is a digital and retail games publishing company and an indirect majority-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

About Syngrid Technology

Syngrid Technology HK Limited (“Syngrid”) is a-wholly owned subsidiary of Shunwang Technology (together with Syngrid, the “Shunwang Group”), established in Hong Kong as the Shunwang Group’s platform for international operations, serving the global pan-entertainment and esports industries.

Leveraging Shunwang Technology’s expertise in computing infrastructure, AI, esports, and interactive entertainment, Syngrid delivers pan-entertainment content operations and esports technology services to overseas markets, supporting the Shunwang Group’s global expansion and strengthening its international brand presence.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185